UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

Chi Sing HO

c/o IDG Capital Management (HK) Ltd.

Unit 5505, 55/F., The Center

99 Queen’s Road

Central, Hong Kong

Fax: 852-2529 1619

Tel: 852-39031333

With a copy to:

Howard Zhang

Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________

(1) CUSIP number 53225G102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “LITB.” Each ADS represents two ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

CUSIP No. 53225G102
1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,787,626 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,787,626 shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,787,626 Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

CUSIP No. 53225G102
1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund IV Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,787,626 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,787,626 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,787,626 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

CUSIP No. 53225G102
1	NAMES OF REPORTING PERSONS IDG China IV Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,381,154 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,381,154 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,381,154 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Represents 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS IDG China Venture Capital Fund GP IV Associates Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,168,780 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,168,780 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

CUSIP No. 53225G102
1	NAMES OF REPORTING PERSONS Chi Sing Ho
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,168,780 ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,168,780 ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

CUSIP No. 53225G102
1	NAMES OF REPORTING PERSONS Quan Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,168,780 ordinary shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,168,780 ordinary shares(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,168,780 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Represents (i) 10,787,626 ordinary shares held by IDG China Venture Capital Fund IV L.P., a limited partnership organized under the laws of the Cayman Islands, and (ii) 1,381,154 ordinary shares held by IDG China IV Investors L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG China Venture Capital Fund IV Associates L.P. is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands. The general partner of IDG China IV Investors L.P. is also IDG China Venture Capital Fund GP IV Associates Ltd. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou.

(2) Calculated based on 224,148,961 ordinary shares issued and outstanding as of March 31, 2021, which was disclosed in LightInTheBox Holding Co., Ltd.’s Form 20-F filed with the SEC on April 21, 2021.

Item 1.

Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2020 (the “Original Schedule 13D”), relating to the ordinary shares, par value $0.000067 per share of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”). The Issuer’s principal executive office is located at Tower 2, Area D, Diantong Square, No. 7 Jiuxianqiao North Road, Chaoyang District, Beijing 100015, People’s Republic of China.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a), (b) The responses in items (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated into this Item 5 by reference.

(c) From June 8, 2021 to June 25, 2021, IDG China Venture Capital Fund IV L.P. sold 1,063,800 ADSs representing 2,127,600 ordinary shares through multiple open market transactions at prices ranging from $1.86 to $2.44 per ADS, with a weighted average price of $2.07 per ADS. From June 8, 2021 to June 25, 2021, IDG China IV Investors L.P. sold 136,200 ADSs representing 272,400 ordinary shares through multiple open market transactions at prices ranging from $1.86 to $2.44 per ADS, with a weighted average price of $2.07 per ADS.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2021

IDG China Venture Capital Fund IV L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China Venture Capital Fund IV Associates L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China IV Investors L.P.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

IDG China Venture Capital Fund GP IV Associates Ltd.

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

Chi Sing Ho
/s/ Chi Sing Ho

Quan Zhou
/s/ Quan Zhou